SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

March 18, 2022

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on March 18, 2022.

Autonomous City of Buenos Aires, March 18 2022

To

Comisión Nacional de Valores/

Bolsas y Mercados Argentinos S.A./

Mercado Abierto Electrónico S.A.

Re.: Prisma Medios de Pago S.A. – Transfer of shares.

I write to you in my capacity as Head of Market Relations at Banco Macro S.A. (the “Bank”) in order to inform, in addition to what has been previously informed in our letter dated October 1st 2021, that on the date hereof and within the scope of the Divestment Plan undertaken by Prisma Medios de Pago S.A. (“Prisma”) and its shareholders at that time with the Argentine Antitrust Commission (Comisión Nacional de Defensa de la Competencia or CNDC), that the Bank completed the transfer of all remaining shares the Bank held in Prisma in favor of AI ZENITH (Netherlands) B.V. (a company related to Advent International Global Private Equity), representing 4.4941% of Prima’s capital stock.

The price of such shares is 33,017,761.20 US Dollars and shall be paid as follows: (a) 30% in Argentine Pesos at UVA plus a nominal annual rate of 15% and (ii) 70% in US Dollars at a nominal annual rate of 10% for a 6-year period.

I further inform, and in addition to what has been previously informed on January 22nd 2019, that within the scope of the above mentioned transaction, the parties have agreed that part of the balance of the price fixed for the sale of 51% of the capital stock and votes of Prisma shall be paid in two installments, extending the payment term to the years 2026 and 2027.

Please be advised that the above described transaction shall have no impact whatsoever on the Bank's normal course of business.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 18, 2022

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer